Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 14, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Solutions Vending International, Inc. Draft First Amendment to Offering Statement on Form 1-A Submitted March 31, 2020 CIK No. 0001759081 File No. 024-11184

Dear Mr. Foland:

This letter is submitted on behalf of our client, Solutions Vending International, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed March 31, 2020, as amended on May 22, 2020, and as further amended on June 18, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 30, 2020; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Prospectus Cover Page, page 1

1.	Comment: Please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission paid by the investor to StartEngine Primary. Confirm that the cash commission will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.

Response: We have revised our disclosure in accordance with the Staff’s comments with respect to reflecting the two percent (2%) cash commission paid by the investor directly to StartEngine Primary. The Company’s understanding is that such 2% commission shall be included in the calculation of the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.

The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated June 30, 2020.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks